Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
($ in thousands)

										Three Months Ended
	Years Ended December 31,									March 31,
	2005		2006		2007		2008		2009	2009	2010
	($ in thousands)
Earnings(1):
Net income (loss)	$121,079		$137,180		$123,254		$122,489		$(59,360)	$(13,504)	$(37,828)
Provision (benefit) for income taxes	66,488		86,568		79,260		72,939		(37,325)	(7,673)	(23,131)
Fixed charges	138,231		200,886		248,818		211,237		199,403	43,442	51,792

Total earnings	$325,798		$424,634		$451,332		$406,665		$102,718	$22,265	$(9,167)

Fixed Charges(2):
Interest, including amortization of debt issuance of costs	$134,556		$197,085		$243,908		$201,849		$189,689	$40,210	$49,793
Interest component of rental expense	3,675		3,801		4,910		9,388		9,714	3,232	1,999

Total fixed charges	138,231		200,886		248,818		211,237		199,403	43,442	51,792

Preferred dividend:	15,995		7,997		—		—		—	—	—

Preferred dividends adjusted for taxes:	24,778		13,044		—		—		—	—	—

Total fixed charges plus preferred dividends:	$163,009		$213,930		$248,818		$211,237		$199,403	$43,442	$51,792

Ratio of earnings to fixed charges(3)	2.4	x	2.1	x	1.8	x	1.9	x	—	—	—

Ratio of earnings to fixed charges and preferred dividends(3)	2.0	x	2.0	x	1.8	x	1.9	x	—	—	—

1	Earnings are defined as income from continuing operations before income taxes and fixed charges.

2	Fixed charges consist of interest, amortization of debt issuance costs and the portion of rental expense attributable to interest.

3	Due to our losses for the year ended December 31, 2009 and the three month periods ended March 31, 2009 and March 31, 2010, the ratio coverage in those periods was less than 1:1. The Company would have needed additional earnings of $96.7 million for the year ended December 31, 2009 to achieve coverage of 1:1. The Company would have needed additional earnings of $21.2 million and $61.0 million to achieve coverage of 1:1 for the three month periods ended March 31, 2009 and March 31, 2010, respectively.